

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 20, 2009

Mr. Randal Hardy
Chief Executive and Financial Officer
Timberline Resources, Inc.
c/o Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647

> **Re: Timberline Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 27, 2009**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2008**
> **Filed December 30, 2008**
> **File No. 333-157607**

Dear Mr. Hardy:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   To the extent you make changes in your Form 10-KSB and 10-Q in response to the comments below, please make conforming changes to your Form S-1, as applicable. Further, all comments relating to the staff's open review of your periodic filings will need to be resolved prior to our recommending acceleration of effectiveness of your registration statement.

Selling Security Holders Information, page 15

2.   We note that in your selling shareholder table, Ronald M. and Stacey L. Guill beneficially own 8,889,889 common shares. Also, we note that in your beneficial ownership table, on page 92, Ron Guill is the beneficial owner of 5,556,556 common shares. Please revise your disclosure to uniformly describe the number of shares beneficially owned by Mr. Guill. Also, clarify why Stacey L. Guill is listed on page 15 but not page 92.

Mine Services, page 77

3.   We note your reference to "a significant liability on [your wholly owned subsidiary's] balance sheet related to unpaid delinquent payroll taxes" and the initiation of an investigation by the IRS. Please expand your disclosure in your Form S-1 and Form 10-K to i) explain the facts and circumstances that led to the delinquency in your payment of payroll taxes, ii) quantify the amount you have accrued for this delinquency as of September 30, 2008 and iii) identify the estimated amount of any penalties you may incur on the underpayment of payroll taxes. Further, please include reference to this matter in a risk factor in your Form S-1, or tell us why you do not believe it is appropriate to do so.

Financial Condition and Liquidity, page 79

4.   We note your statement that "Management believes that it has sufficient working capital to meet the Company's ongoing operating expenses for the next 12 months." Given your working capital deficiency at September 30, 2008 and December 31, 2008, please disclose in your Form S-1 and Form 10-K the deficiency, as well as either i) your proposed remedy, ii) that management has not decided on a remedy, or iii) that management is currently unable to address the deficiency. Further, please enhance the discussion of your financial condition and liquidity to provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements. In this regard, merely stating that you have adequate resources to meet your short-term cash requirements is insufficient unless no additional more detailed or nuanced information is material. Please refer to Section 501.13 of the Financial Reporting Codification for further guidance.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Management's Discussion and Analysis, page 26

Consolidated Statements of Operations, page 38

5.   Please confirm, if true, that you include deprecation relating to property, plant and equipment in your determination of Gross Profit, or otherwise advise. Please refer to SAB Topic 11:B, which can be found on our website at: http://www.sec.gov/interps/account/sabcodet11.htm#11b.

Note 2. Summary of Significant Accounting Policies, page 43

Revenue Recognition, page 44

6.   We note your revenue recognition accounting policy disclosure that states "Generally, the Company recognizes drilling service revenues as the drilling services are provided to the customer based on the actual amount drilled for each contract." Please expand your disclosure to clarify when your revenues are earned and how you determine the amount to report as revenue. In this regard, please explain the nature of your drilling services contracts and describe the accounting principles you follow and the methods you use in applying those principles to those contracts, so that your disclosure encompasses the important judgments made by management relating to recognition of revenue, as completed by paragraph 12 of APB 22. Please also disclose your policy for accounting for loss contracts, if applicable.

7.   In addition, please expand your disclosure to explain your policy for accounting for "mobilization and "stand by" costs when the Company deploys its personnel and equipment to a specific drilling site, but for reasons beyond the Company's control, drilling activities are not able to take place."

Note 5. Bridge Loan Financing, page 49

8.   We note you entered into an $8,000,000 bridge loan on June 24, 2008 that
        subsequently matured on October 31, 2008. Based on the facts and circumstances
        surrounding this bridge loan and your subsequent payment of the balance on
        October 31, 2008, please explain why you classified this amount as a long-term
        liability as of September 30, 2008.

9.   We note from your disclosure that you recorded a discount on the face value of
        the bridge loan of $484,800. Please tell us how this is reflected on your
        consolidated balance sheets on page 37. In this regard, we note you present a
        bridge loan financing balance in long-term liabilities for the full amount of the
        loan, totaling $8,000,000.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Consolidated Statements of Operations, page 6

10.   We note you present stock-based compensation as a separate component of
        operating expenses, titled 'Non cash compensation expense.' Please modify your
        presentation to include the expense related to share-based payment arrangements
        in the same line item or lines as cash compensation paid to the same employees.
        Refer to SAB Topic 14:F for further guidance.

Note 5. Long-Term Debt, page 11

11.   We note you issued a long-term convertible note in exchange for $5 million from
        SMD and that this note contains a feature that allows SMD to convert the note
        into shares of your common stock at $1.50 per share and that SMD "may also
        convert all or any portion of the outstanding amount under the Convertible Term
        Note into any equity security other than the Company's common stock issued by
        the Company at the issuance price." Based on your disclosure, please address the
        following:

        • Tell us and disclose how you considered and applied the accounting
          guidance of FAS 133 and EITF 00-19, as applicable, for your outstanding
          convertible note with embedded conversion features. For further guidance
          on this topic, please refer to Item II.B of the Current Accounting and
          Disclosure Issues in the Division of Corporation Finance concerning the
          classification and measurement of warrants and embedded conversion
          features, located on our website at the following address:
          http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

        • Please address how you considered the feature that SMD may "convert all
          or any portion of the outstanding amount under the Convertible Term Note

> into any equity security other than the Company's common stock issued
> by the Company at the issuance price."

Changes in Internal Controls over Financial Reporting, page 23

12.   We note your disclosure under this heading, which states "No other changes in
       the Company's internal control over financial reporting, except remediation of
       material weaknesses as discussed above, that occurred during the Company's
       most recent fiscal quarter that have materially affected, or are reasonably likely to
       materially affect, the Company's internal control over financial reporting."
       Please modify your disclosure to state clearly, if correct, that there *were* changes
       in your internal control over financial reporting that occurred during this quarter
       that have materially affected, or are reasonably likely to materially affect, your
       internal control over financial reporting. In this regard, we do not believe the
       guidance in 308T(b) of Regulation S-K allows for such qualifying language in the
       disclosure.

Exhibits 31.1 and 31.2

13.   It appears you inadvertently omitted the amended portion of the introductory
       language in paragraph 4 of the certification required by Exchange Act Rules 13a-
       14(a) and 15d-14(a) that refers to the certifying officers' responsibility for
       establishing and maintaining internal control over financial reporting for the
       company, as well as paragraph 4(b). Please note this additional language became
       effective for your first annual report required to contain management's internal
       control report and in all periodic reports filed thereafter. Please refer to Release
       No. 33-8618 and modify your certification, as necessary, to include the referenced
       information.

Engineering Comments

Form 10-KSB for Fiscal Year Ending September 30, 2008

Form S-1 for Fiscal Year Ending September 30, 2008

General

14. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

15. We note that your website and some press releases refer to or use the terms such as measured, indicated, and inferred resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

16. We also note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> ***"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."***

Please indicate the location of this disclaimer in your response.

17. Please disclose the following information for each of your material properties:

- The nature your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

18. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

19. Please insert a small-scale map showing the location and access to each of your material properties, as suggested in paragraph (b) (2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

  Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Butte Highlands Gold Project, 10-KSB page 14

20. We note you disclose measured and indicated resource estimates as prepared by Orvana Minerals. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove your resource disclosures from your filing.

The East Camp Douglas Prospect, 10-KSB page 18 & S-1 page 22

21. We note you refer to select rock chip samples grading up to 4.9 oz/t gold and narrow quartz veins grading up to 3.9 grams per tonne (g/t) gold and 529 g/t silver her and other locations in your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

22. We note your disclosure of past drilling by Hecla peripheral to the Snowstorm workings, followed by a reference to the Kilgore deposit which refers to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Mineral Exploration, 10-KSB page 28 & S-1 page 78

23. We note you describe your exploration activities in this section and it appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Closing Comments

Please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Kenneth Sam
       (303) 629-3450